March 31, 2016
VIA EDGAR AND OVERNIGHT COURIER
Securities and Exchange Commission Division of Corporation Finance
Attn: Jim B. Rosenberg
100 F. Street NE
Washington, D.C. 20549

Re:	UnitedHealth Group Incorporated
Form 10-K for Fiscal Year Ended December 31, 2015
Filed February 9, 2016
Form 8-K Furnished January 19, 2016
File No. 001-10864
Dear Mr. Rosenberg:
On behalf of UnitedHealth Group Incorporated (the "Company"), this letter responds to the comments of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") on the Company's Form 8-K of January 19, 2016, as detailed in the Staff's letter dated March 18, 2016 (the "Comment Letter").
The following numbered paragraphs correspond to the numbered paragraphs of the Comment Letter. For your convenience, we have reproduced the Staff's comment preceding each response.
Form 8-K furnished January 19, 2016
Exhibit 99.1
Reconciliation of Non-GAAP Financial Measures

1.
Please confirm that in future filings and press releases you will eliminate all references to ``pro forma.´´ The information you have presented should be referred to as ``non-GAAP´´ and not ``pro forma.´´ Pro forma has a different meaning as defined by generally accepted accounting principles and SEC rules that is different than your presentation.

Response:
The Company hereby confirms we will eliminate all references to “pro forma” except as consistent with the meaning of that term as defined by generally accepted accounting principles or Commission rules in all future filings and press releases.

Mr. Rosenberg
March 31, 2016

2.
Your disclosure indicating that the use of pro forma earnings per share provides investors and management useful information about the impacts of individual exchange-compliant insurance business, reserves related to the advance recognition of losses on individual exchange-compliant products and a state Medicaid contract does not satisfy Item 10(e)(1)(i)(C) and (D) of Regulation S-K. Please provide us proposed revised disclosure that:

a.	Explains why you consider the non-GAAP measure to be useful to investors and how each adjustment contributes to the usefulness of the measure; and

b.	To the extent material, disclose the additional purpose, if any, for which you use the non-GAAP measure presented.
Response:

a.
The Company acknowledges the Staff’s comment and in future filings with the SEC, when using this non-GAAP measure, we will more specifically address why each adjustment was made, for example as follows:

“Management believes that the following non-GAAP adjustments provide useful information to investors. With respect to losses incurred on individual ACA products and the advance recognition of premium deficiency reserves, the Company has reduced its sales and marketing efforts and will determine in 2016 to what extent it can continue to serve the individual ACA markets. Removing the losses associated with individual ACA products provides useful information about the performance of the remainder of the Company’s business.
With respect to the reserve for implementation of a new state Medicaid contract, the Company will begin providing service under this Medicaid contract in 2016. Management believes removing the advance recognition of premium deficiency reserves associated with the new Medicaid contract provides useful information to compare the Company's results of operations on a basis consistent with prior periods presented.”

b.	The Company has determined there is nothing material to disclose in response to Item 10(e)(1)(i)(D) of Regulation S-K.

*****
The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
The Company is available at the convenience of the Staff to discuss the matters raised in the Comment Letter or this response. Please contact the undersigned at (952) 936-1875 with any questions.

Mr. Rosenberg
March 31, 2016

Sincerely,

/S/ THOMAS E. ROOS
Thomas E. Roos
Senior Vice President and Chief Accounting Officer